[FLEXIBLE SOLUTIONS LETTERHEAD]

June 24, 2005

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Judiciary Plaza
450 Fifty Street, N.W., Mail Stop 0510
Washington D.C., 20549
Attn: Pamela A. Long

Re:	Flexible Solutions International, Inc.
Registration Statement on Form S-3, filed on May 10, 2005 (SEC File No. 333-124751);
Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2004, filed on March 24, 2005 (SEC File No. 1-31540;) and Quarterly Report on Form 10-QSB for the
Fiscal Quarter Ended March 31, 2005, filed on May 13, 2005 (SEC File No. 1-31540)

Dear Ms. Long:

        Flexible Solutions International, Inc. (the “Company”), has reviewed the Securities and Exchange Commission (the “Commission”) letter dated June 3, 2005 (the “June 3 Comment Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Form-S-3”), the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Form 10-KSB”), and the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 (the “Form 10-QSB”), filed by the Company on May 10, 2005, March 24, 2005 and May 13, 2005, respectively. The Company responds to the June 3 Comment Letter as follows:

AMENDMENT NO. 1 TO THE COMPANY’S FORM S-3

      A.   Response to SEC Comments 1 and 2

        The Company respectfully informs the Commission that it acquired certain assets of the Donlar Corporation (“Donlar”) in June 2004, pursuant to a bankruptcy auction. Set forth below is the basis of the Company’s conclusion that the reporting requirements of Item 11(b)(i) of Form S-3 and, as applicable to the inquiry, the disclosure requirements of Item 7 of the Current Report on Form 8-K (“Old Form 8-K”) in effect at the time of the acquisition of certain assets of the Donlar, are not applicable to such acquisition, because the acquired assets do not reflect a sufficient continuity of the operations or business of Donlar, and that the disclosure of such financial information would be misleading as to an accurate understanding of the future operations of the Company following the acquisition.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

        Item 11(b)(i) of Form S-3 and, as applicable to the inquiry, Item 7 of Old Form 8-K require a reporting company to include or incorporate by reference the financial information of an acquired business. Item 11(b)(i) of Form S-3 further requires that the financial information be audited and be provided for a specific period, with such period to be determined based on a comparison of the relative monetary value of the acquired business as against the relative monetary value of the acquiring business. In addition, Rule 3-05 of Regulation S-X (“Reg. S-X”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 310(c) and Item 310(d) of Regulation S-B (“Reg. S-B”) under the Securities Act and the Exchange Act set forth the requirements applicable to the specific financial information required to be included or incorporated by reference in such financial statements.

        For the purposes of determining whether a “business” has been acquired and, thus, whether the disclosure requirements of Rule 3-05 of Reg. S-X and Items 310(c) and (d) of Reg. S-B are applicable, the instructions to Item 7 of Old Form 8-K and Rule 3-05 of Reg. S-X reference the term “business,” the meaning of which can be derived from Rule 11-01(d) of Reg. S-X. Rule 11-01(d) of Reg. S-X lists several factors to be considered in determining whether a “business” has been acquired, the overall focus being whether there is a sufficient continuity of the acquired entity’s operations prior to and after a transaction such that the disclosure of the prior financial information is material to an understanding of future operations. For purposes of such determinations, Rule 11.01(d) of Reg. S-X sets forth the applicable measures, which are as follows:

    (a)        whether the nature of the revenue-producing activity acquired is generally the same as before the transaction; or

    (b)        whether any of the following attributes of the acquired operations were transferred: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques, or (viii) trade names.

        It is under this framework that the Company concluded it did not acquire a “business” when it acquired the Donlar assets. To assist the Commission in its review, set forth below is additional information concerning the respective operations of the Company and Donlar, and aspects of the acquisition of assets from Donlar, which are material to the Company’s belief that the financial information requirements of Item 11(b)(i) of Form S-3 and Item 7 of Old Form 8-K are not applicable. This information is presented with the factors enumerated under Rule 11-01(d) of Reg. S-X in mind.

        Purchase of the Assets. Pursuant to the Asset Purchase Agreement entered into between the Company and Donlar dated May 26, 2004 (the “Purchase Agreement”), the Company acquired, through auction, substantially all of the assets of Donlar for the purchase price of $6.15 million. Consideration for the purchase price was the payment of $3 million in cash, and the issuance of a secured promissory note to Tennessee Farmers Life Insurance Company (“TFL”) for the remainder, bearing interest at 4% per annum and due June 2, 2005.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

        At the time of Donlar’s bankruptcy, TFL was Donlar’s largest creditor and was granted security interests, mortgages and other liens on substantially all of Donlar’s assets. As a result of Donlar’s default on its loans, TFL commenced foreclosure proceedings and, in April 2004, the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, authorized the sale of the Donlar assets through a bidding process. The Company was the only bidder.

        Company Business. Prior to the acquisition of the Donlar assets, the Company served as the parent company to Flexible Solutions Ltd. (“FSL”) and WaterSavr Global Solutions Inc. (“WGS”). FSL produced and sold products designed to reduce heat loss using its HEAT$AVR® product, a chemical for use in swimming pools and personal spas that forms a thin, transparent layer on the water’s surface that reduces water evaporation and heat loss. WGS produced and sold its WATER$AVR® product, a patented powder that when deployed onto a water surface significantly reduces evaporation and also produced and marketed its WATER$AVR—BTI™ product, which combines the original WATER$AVR® with mosquito larvae control. The Company marketed its WATER$AVR® product primarily for use in the reservoir, potable water storage, aqueduct, canal, agricultural irrigation and mining industries.

        Prior to the acquisition of the assets in June 2004, the Company was not involved in the businesses in which Donlar was engaged. Only after the acquisition did the Company begin to develop and market its own TPA biopolymer products.

        Donlar Business. Prior to filing a Petition for Bankruptcy in a Chapter 11 case under Title 11 of the United States Code on February 27, 2004 (Northern District of Illinois, Eastern Division, Case No. 04-07455), Donlar and its predecessors were engaged primarily in the production, marketing, distribution and sale of the following three product lines:

•	Nutraceuticals (nutrition supplement and sports bar markets);

•	Biopolymers (performance chemical markets); and

•	Agriscience Compounds (agricultural product markets).

    (a)        Nutraceuticals. Prior to the Company’s acquisition of the Donlar assets, Donlar was engaged in the research, development, distribution and sale of nutraceutical and medical food products and supplements. These nutraceutical products were developed by Donlar and incorporated a patented whey protein technology designed to provide or increase protective immunities from and immune response to disease and to provide nutritional supplementation. Donlar’s nutraceutical products were marketed to health food stores, health clubs and sporting good stores.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

    (b)        Biopolymers. Prior to the Company’s acquisition of the Donlar assets, Donlar was also engaged in the development, manufacture and marketing of biodegradable polymers (“biopolymers”). Biopolymers are non-hazardous, non-toxic, hypoallergenic, environmentally friendly and biodegradable chemical protein compounds. Biopolymers are used in a broad range of industrial and consumer markets and are manufactured from the common biological amino acid, L-aspartic acid. Donlar’s biopolymers were marketed by Donlar to prevent mineral scale and metal corrosion in industrial processes that use high volumes of water.

    (c)        Agriscience Compounds. Prior to the Company’s acquisition of the Donlar assets, Donlar was also engaged in the production and sale of biopolymer compounds specifically designed for the agriculture market. Donlar marketed these compounds to the agriculture industry as capable of significantly increasing the effectiveness of fertilizers.

        Continuity of Operations. In the acquisition, the Company acquired 52 U.S. and 139 international patents and a 58,700 square-foot manufacturing plant on 40 acres of property. From a manufacturing standpoint, this included Donlar’s manufacturing and testing equipment specifically designed for production of biopolymers. While the Company was not engaged in the biopolymer business prior to its purchase of the Donlar assets, the Company determined that the manufacturing processes and facilities used by Donlar could be easily converted for the manufacture and production of the Company’s commercial water evaporation retardants. The Company also determined that it could supplement its more industrial-focused WATER$AVR® product line with the industrial focus of a new TPA biopolymer line.

        In light of the use of the Donlar assets for biopolymer production and the Company’s conversion of the physical facilities acquired into a viable manufacturing facility for its commercial water evaporation retardants, the Company believes that the disclosure of financial information concerning the business of Donlar would be misleading, insofar as the revenue-producing activities of the assets acquired from Donlar are sufficiently different from the activity for which such assets were employed by Donlar.

        Physical Facilities. Pursuant to the Purchase Agreement, the Company acquired Donlar’s 58,700 square-foot manufacturing plant and has been working to assimilate certain of its manufacturing processes with those of the former Donlar manufacturing processes. At the time of the Donlar acquisition, the Company utilized a manufacturing plant in Calgary, Alberta, a testing facility in Victoria, British Columbia, and a distribution center in Richmond, British Columbia. The acquisition of the Donlar assets has allowed the Company to begin the process of merging its commercial water evaporation retardant manufacturing operations into the former Donlar facility.

        In addition, following approval by the U.S. Environmental Protection Agency of the Company’s WATER$AVR-BTI™ product, the former Donlar manufacturing plant will be used in connection with the manufacture and production of all of the Company’s commercial water evaporation retardant product lines, as well as its TPA biopolymer products. The facility presently serves as the Company’s principal distribution center for all of its U.S. product deliveries.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

        In addition to the above, and concurrent with the acquisition of the manufacturing plant, the Company also negotiated with the Donlar leaseholders to obtain use of Donlar’s former corporate office space and laboratory facilities. These leases were independently assumed by the Company and are on financial terms that differ from Donlar’s previous obligations.

        Employee Base. At the time of the acquisition of assets from Donlar, Donlar had 16 employees, up from approximately 14 employees in 2002 and 14 employees at the time Donlar filed a Petition for Bankruptcy in February 2004. The Company has since re-hired 9 of the 16 individuals employed by Donlar at the time of the acquisition. Except as set forth in the following sentence, these employees are largely identified as non-critical laborers and office staff. None of Donlar’s executive officers and key employees were rehired, except that one factory manager, two scientists and one salesman were rehired.

        Market Distribution System. The Company has developed its own market distribution channels and distributorships for the products manufactured using the acquired assets.

        Sales Force. Only one of the 9 former employees of Donlar re-hired by the Company has any sales or marketing functions. This salesman was involved primarily in the sales of biopolymers to the agricultural industry. The Company determined that the cost of sales and other costs associated with this salesman resulted in a net loss based on past performance, but re-hired this individual anyway in order to attempt to foster synergy between the agricultural biopolymers and the Company’s own efforts to sell its WATER$AVR® products to the agricultural industry. Since the acquisition of the Donlar assets, Daniel O’Brien and Herbert Bolz, both of whom were previously unaffiliated with Donlar, and as assisted from time to time by the two rehired scientists, have served as the primary salespersons for the Company’s TPA biopolymer products.

        Customer Base. Due to the significant financial difficulties experienced by Donlar prior to and during its bankruptcy proceedings, Donlar’s customer base had diminished significantly. Moreover, Donlar had no long-term purchase agreements with its customers. As a result, the Company did not acquire any significant customer base in the acquisition. The Company has had to expend significant resources to establish new relationships with certain of Donlar’s former customers, as well as to acquire customers for its TPA biopolymer business. Consequently, the percentage of “new” customers to “old” customers, while only approximately 25%, is deceptively low as it does not account for the substantial efforts required of the Company to establish a new biopolymer customer base.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

        Operating Rights and Production Techniques. The Company did not acquire any of Donlar’s operating rights and production techniques other than the patents obtained in the acquisition.

        Trade Names. The Company acquired all of Donlar’s trade names in connection with the acquisition. However, none of the Donlar trade names were ever used by the Company. All biopolymer products manufactured using the assets acquired from Donlar are now produced and sold by NanoChem Solutions Inc., the Company’s wholly-owned subsidiary.

         Other Factors.

    (a)        Bankruptcy. Donlar was a bankrupt company in a Chapter 11 proceeding under Title 11 of the United States Code. Prior to filing for bankruptcy protection, Donlar was operating in a deteriorating financial condition in which its secured debt exceeded its assets by more than four to one. During the bankruptcy proceeding, Donlar’s operations were further downscaled in order to preserve assets pending the Bankruptcy Court’s auction. The fact that the assets were auctioned within less than six months of the bankruptcy filing underscores the fact that the business of Donlar, as then conducted, could not be maintained long enough or at a sufficient level to even attempt reorganization of the business. Since the sale of its assets to the Company, Donlar’s bankruptcy proceeding has been converted to a Chapter 7 case and the assigned trustee has been engaged in liquidating Donlar’s remaining assets.

    (b)        State Law. The opinions set forth above regarding the lack of sufficient continuity of Donlar’s business operations following the acquisition of its assets by the Company are supported by state law authority on successor liability, which provides that the acquisition of assets from a company in bankruptcy, absent an express assumption of obligations, falls short of meeting the requirements for state law successor liability purposes. See, e.g., Nelson v. Tiffany Industries, 778 F.2d 533 (1985) (recites general rule against imputing liability to successor corporation in bankruptcy action); and Henkel Corp. v. Hartford Acc. & Indem. Co., 29 Cal.4th 934 (2003) (except under certain limited circumstances, the buyer of corporate assets will not be liable for the obligations of the selling entity absent an express agreement to assume such obligations).

    (c)        Financial Statements. The Company purchased the Donlar assets in June 2004. At that time, Donlar’s latest audited financial statements were prepared as of December 31, 2002 and Donlar’s latest unaudited financial statements were prepared as of September 30, 2003. Because of this, the Company’s principal executive officer and principal financial officer do not believe that the financial records of Donlar since its last audited financial statements are complete, nor do they believe that such records have been prepared in accordance with generally accepted accounting principles. Notwithstanding the above, the Company could not reconstruct Donlar’s financial statements because the Company does not have access to the financial records of Donlar, nor was the Company originally provided with any such records in connection with its purchase of the assets from Donlar. As a result, the Company’s principal executive officer and principal financial officer would not be able to certify any of the Company’s periodic reports that contain financial statements incorporating any of Donlar’s financial data. Moreover, the Company believes that the inclusion of Donlar’s “monthly operating reports,” which are required to be filed under bankruptcy law and which are also not prepared in accordance with generally accepted accounting principles, do not contribute to a more informative financial presentation.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

        In summary, because of the facts that:

•	the business associated with the acquired assets is now significantly different than as it was with Donlar and now operates under a different trade name,

•	the physical assets acquired from Donlar will produce a more diverse line of products than as they did when utilized by Donlar,

•	the real property occupied by the Company is occupied on different financial terms than as it was with Donlar,

•	the sale force that was employed to sell the products manufactured using the Donlar assets is nearly entirely different,

•	the Company has developed its own marketing and distribution channels, has developed new customers as compared against the channels and customers associated with Donlar, and has independently reacquired many of Donlar’s former customers,

•	the business of Donlar had almost completely failed prior to and during the bankruptcy proceeding, and

•	current audited or unaudited financial information may be incomplete and, nevertheless, is not available to the Company such that the Company could reconstruct the financial statements of Donlar,

the Company believed that the acquisition of assets from Donlar through a bankruptcy auction process did not result in any sufficient continuity of the former operations of Donlar, and that disclosure of financial information pertaining to Donlar would be misleading to an understanding of the Company’s future operations.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      B.    Response to SEC Comment 3

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to provide that up to 900,00 shares of the Company’s common stock underlying the warrants are being registered for resale.

      C.    Response to SEC Comment 4

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to include reference to the Company’s Form 10-QSB in the section entitled “Incorporation of Certain Documents by Reference”.

      D.    Response to SEC Comment 5

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to provide for only a brief summary of the Company’s business.

      E.    Response to SEC Comment 6

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to (a) include the aggregate consideration received by the Company in exchange for the shares of common stock and warrants to purchase common stock pursuant to the securities purchase transaction; and (b) reflect that the warrants are immediately exercisable.

      F.    Response to SEC Comment 7

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to more succinctly state the risk that flows from each risk factor set forth therein.

      G.    Response to SEC Comment 8

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to include the time period during which the Company can satisfy its cash requirements without obtaining additional financing.

      H.    Response to SEC Comment 9

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to include a risk factor discussing the risks and uncertainties frequently encountered by middle stage companies.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      I.    Response to SEC Comment 10

        The Company respectfully informs the Commission that none of the entities listed as “selling shareholders” are, or are affiliates of, broker-dealers; except that SF Capital Partners, Ltd. (“SF Capital”) and HSBC Guyerzeller ("HSBC") may be deemed to be affiliates of registered broker-dealers. Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to include the representation of SF Capital and HSBC that (a) they each purchased the Company’s securities in the ordinary course of business, and (b) at the time of the purchase of the securities to be resold, neither had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

      J.    Response to SEC Comment 11

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment.

      K.    Response to SEC Comment 12

        Amendment No. 1 to the Form S-3 filed on the date hereof has been revised in response to this comment to include the Securities Purchase Agreement and Form of Warrant as exhibits thereto.

      L.    Response to SEC Comment 13

        The opinion of Foley & Lardner LLP (“Foley”) filed on the date hereof as an exhibit to Amendment No. 1 to Form S-3 has been revised in response to this comment to state that the Company is registering the resale of up to 1,800,000 shares of its common stock.

      M.    Response to SEC Comment 14

        The opinion of Foley filed on the date hereof as an exhibit to Amendment No. 1 to Form S-3 has been revised in response to this comment to clarify that Foley is opining only on the federal laws of the United States and the General Corporation Law of the State of Nevada.

AMENDMENT NO. 1 TO THE COMPANY’S FORM 10-KSB

      A.    Response to SEC Comment 1

        Amendment No. 1 to the Form 10-KSB will be revised in response to the Commission’s comments numbering 16 through 38. For a more detailed discussion, the Company respectfully references the following responses to the Commission’s comments below.

      B.    Response to SEC Comment 16

        Amendment No. 1 to the Form 10-KSB will be revised to include the Commission’s file number on the cover of the Form 10-KSB.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      C.    Response to SEC Comment 17

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “A” attached hereto with respect to the relief sought under each legal proceeding, and will make the corresponding changes in the notes to consolidated financial statements.

      D.    Response to SEC Comment 18

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “B” attached hereto with respect to the material features of the Company’s equity compensation plans that were not approved by its shareholders.

      E.    Response to SEC Comment 19

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “C” attached hereto with respect to the Company’s discussion and analysis of results and operations.

      F.    Response to SEC Comment 20

        Cinnamon Jang Willoughby & Company, the Company’s independent, registered accountants (“CJW”), have informed the Company that, in auditing the Company’s accounts as of December 31, 2004, CJW considered Statement of Auditing Standards AU Section 341, Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern (“Section 341”). Section 341 provides guidance with respect to evaluating whether there is substantial doubt about the entity’s ability to continue as a going concern. CJW addressed this concern because of the extent of the Company’s losses in fiscal 2004 and the Company’s new working capital deficiency. In this regard, CJW’s primary concern was to evaluate whether there was reasonable doubt about the Company’s ability to continue for a reasonable period of time, not to exceed one year.

        As noted in the Company’s consolidated statements of operations, it realized a significant gross margin from operations of approximately $2,061,862 compared to a gross margin of approximately $958,056 for the year ended December 31, 2004. In addition, an overall loss was realized in fiscal 2004 as the Company rebuilt its operations, expending significant resources restructuring, as a result of canceling the Ondeo/Nalco, Ltd. Exclusive Distribution Agreement (discussed below) and taking on the task of managing and marketing all sales internally. As a result of these changes, the Company incurred one time start-up costs in excess of normal recurring expenses. In light of the above, the Company expects to attain profitability in fiscal 2005.

        As of December 31, 2004, the Company had a working capital deficiency of approximately $100,000. The Company’s working capital deficiency occurred as a result of recording the short-term loan from TFL as a current obligation. This TFL loan was due June 2, 2005 and, accordingly, had been recorded as a current liability. Prior to the release of the Company’s fiscal 2004 audited financial statements, the Company was well into its negotiations to replace this debt with equity. Consequently, the Company informed CJW that once the debt was replaced with equity, the Company’s working capital figures would become positive and the Company should be capable of financing its operations for at least the ensuing year. In converting the debt to equity, the Company raised $3.375 million in a private placement transaction, as summarized in that certain press release of the Company announced on April 14, 2005, “FSI Raises $3.375 Million in Private Placement.” Although the press release was published two weeks after the release of the Company’s fiscal 2004 audited financial statements, negotiations for the private placement were nearly finalized prior to its release.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

        Even if the Company would have been unable to raise the required financing to convert the debt to equity, CJW would have also considered the Company’s ability to erase the working capital deficiency before the end of fiscal 2005. As noted above, the short-term loan from TFL was secured by the Donlar assets. In the event that the Company experienced cash flow problems, it could have defaulted on its loan to TFL, resulting in a seizure of the Donlar assets by TFL. As a result, the assets of Donlar would be relinquished but the corresponding short-term loan, creating the working capital deficiency, would also be eliminated.

        As a result of the comments above regarding the Company’s ability to continue as a going concern over a reasonable time period, CJW informs the Company that it did not believe it was necessary to qualify its auditors’ report and CJW also did not believe that it was necessary for the Company to add additional disclosure regarding its working capital deficiency and losses.

      G.    Response to SEC Comment 21

        Amendment No. 1 to the Form 10-KSB will be revised in response to this comment to include the report of Panell Kerr Forster dated March 12, 2003.

      H.    Response to SEC Comment 22

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “D” attached hereto with respect to the inclusion of the Company’s revised Consolidated Statements of Stockholders’ Equity.

      I.    Response to SEC Comment 23

        Amendment No. 1 to the Form 10-KSB will be revised in response to this comment to indicate that the statements of operations for the three months ended December 31, 2004 and 2003 are unaudited.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      J.    Response to SEC Comment 24

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “E” attached hereto with respect to the amendment of the Company’s Consolidated Statements of Cash Flow in order to separately present cash used for the acquisition of the Donlar assets.

      K.    Response to SEC Comment 25

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “F” attached hereto with respect to the note disclosure on the capitalization of the Donlar asset acquisition costs.

        The Company respectfully asserts that because it has concluded that the purchase of the Donlar assets was not a business acquisition within the meaning of Rule 11-01(d) of Reg. S-X, the Company’s disclosure requirements under paragraphs 51, 52, 54 and 55 of Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, are not applicable.

        In addition, despite the presence in certain press releases and the Form S-3 of implied values of the intangible property acquired by the Company from Donlar, neither the Company nor CJW has ascribed any value to the patents or other intangible assets contained in the Company’s consolidated financial statements. The Company has only allocated the purchase price to the limit of the fair value of the individual assets.

      L.    Response to SEC Comment 26

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “G” attached hereto with respect to the additional disclosures requested in Note 2 to the Company’s consolidated financial statements, Significant Accountant Policies.

        The Company will be further amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “C” attached hereto and referenced above with respect to supplementing the Company’s discussion in MD&A in regard to cost of sales. (See “Response to SEC Comment 19” above.)

      M.    Response to SEC Comment 27

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “H” attached hereto with respect to the note discussing the Company’s revenue recognition of sales for which the customer has the right of product return.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      N.    Response to SEC Comment 28

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “I” attached hereto with respect to maintaining consistent disclosure of the Company’s method of accounting for stock options granted to employees.

      O.    Response to SEC Comment 29

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “J” attached hereto with respect to including those additional recent accounting pronouncements that have been issued, but not yet adopted and may have an impact on future accounting policies of the Company.

      P.    Response to SEC Comment 30

        In May 2003, the Company acquired an option to purchase 20% of Tatko Biotech Inc. (“Tatko”) by issuing to Tatko 100,000 shares of the Company’s common stock. In determining the accounting treatment for the purchase of the 20% option, the Company considered Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”). Based on APB 29, the Company determined that the carrying value of the asset purchased should be based on the fair value of the assets involved in the transaction. Due to the Company’s inability to effectively determine the fair value of the 20% option, the recorded or carrying value should be that of the asset surrendered, i.e. the shares of the Company granted to Tatko.

        At the time of the acquisition of the Tatko option, a share of the Company’s common stock was actively trading at approximately $2.70. Thus, the readily determinable value of $2.70 per share for 100,000 shares or roughly $270,000 was used as the carrying value for the Tatko option.

        Subsequent to the year ended December 31, 2003, the Company filed a lawsuit against Tatko, as explained in Note 15 to the Company’s consolidated financial statements included in the Form 10-KSB, demanding the return of the Company’s shares based on the fact that Tatko breached its agreement with the Company. The Company has continued to carry the investment on its books as it still has the ability to exercise the Tatko option. The Company has maintained contact with Tatko and believes that the fair value of the Tatko option justifies the carrying value of the investment. The Company will reconsider the carrying value of the Tatko option through fiscal 2005 as it monitors the progress of the lawsuit.

      Q.    Response to SEC Comment 31

        The Company respectfully refers the Commission to Note 10 to the Company’s consolidated financial statements, Stock Options, where the Company previously made the following disclosure: “The 2002 denominator excludes 3,671,800 shares that may be issued upon exercise of options as to do so would have been antidilutive for the 2002 per share loss.” This disclosure was originally included pursuant to paragraph 40(c) of SFAS No. 128, which requires the Company to disclose all securities that could potentially dilute basic EPS in the future were it not included in the computation of diluted EPS. All other shares of the Company’s common stock that would have a dilutive effect have been disclosed in the body of Note 10 to the Company’s consolidated financial statements.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      R.    Response to SEC Comment 32

        Included in stock compensation expense for the year ended December 31, 2002 was an expense of approximately $2,480,000 related to the granting to Ondeo/Nalco, Ltd. (“Ondeo”) of 2,000,000 options to purchase the Company’s common stock. These stock options were granted in connection with that certain Exclusive Distribution Agreement entered into as of September 30, 2002 between Ondeo and WaterSavr Global Solutions Inc., the Company’s wholly-owned subsidiary. As part of Ondeo’s appointment as the exclusive distributor of certain of the Company’s products, Ondeo received 2,000,000 options to purchase shares of common stock of the Company at prices ranging from $4.25 per share to $5.50 per share. These options were exercisable immediately upon granting, with an expiration date of five years from the date of issuance. One of the conditions to exercising the options, however, was the continued effectiveness of the Exclusive Distribution Agreement. In 2003, the Company terminated the agreement with Ondeo for reasons of default and the Company cancelled the unexercised options.

        Because the stock options were immediately exercisable, the fair value of the stock options was expensed pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 123. Instead of estimating the amount of stock options that might forfeit as a result of the possible termination of the Exclusive Distribution Agreement, the Company instead accrued the compensation costs as if all instruments granted were expected to vest. Relying on the requirements of FASB Statement No. 123, paragraph 28, the Company then reversed the accrued costs in the period of the actual forfeitures. Since the Exclusive Distribution Agreement was terminated in fiscal 2003 and related stock options were cancelled (e.g., similar to a forfeiture), the previously accrued stock compensation expense recorded in fiscal 2002 was reversed.

      S.    Response to SEC Comments 33 and 34

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “K” attached hereto with respect to the amendment of the disclosure found in Note 13 to the Company’s consolidated financial statements to reflect the additional information required by FASB Statement No. 131.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      T.    Response to SEC Comment 35

        With respect to the Company’s accounting for step rent provisions, escalation clauses and capital improvement funding, as well as other lease concessions, the Company respectfully informs the Commission that it accounts for its lease obligations as operating leases. According to FASB Statement No. 13, if substantially all of the benefits and risks of ownership have been transferred to the lessee, the lessee records the lease as a capital lease at its inception. In this regard, substantially all of the benefits and risks of ownership transfer to the lease if any of the following criteria are met:

            (1)        The Lease Transfers Ownership to the Lessee by the End of the Lease Term. This provision is not contained in any of the leases entered into by the Company or its subsidiaries.

            (2)        The Lease Contains a Bargain Purchase Option. There are no bargain purchase options contained in any of the lease agreements entered into by the Company or its subsidiaries.

            (3)        The Lease Term is Equal to 75% of the Economic Life of the Leased Property. All of the Company’s leased properties have economic lives well in excess of the lease terms.

            (4)        The Present Value of the Minimum Lease Terms is 90% or More of the Fair Market Value of the Leased Properties. All of the leases entered into by the Company or its subsidiaries are of relatively short-term duration, with the last lease expiring in fiscal 2009. Consequently, the present value of the minimum lease payments is well below the fair market value of the leased properties.

        Since none of the criteria noted above has been met, the Company has accounted for its leases as operating leases.

        As stated above, all of the leases of the Company are of a relatively short duration. Additionally, there were no lease inducements, offers of capital improvement funding from the lessor, escalation clauses, or step rent provisions. Accordingly, the lease payments are expensed as paid or accrued over the term of the lease.

      U.    Response to SEC Comment 36

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “L” attached hereto with respect to the amendment of the disclosure found in Note 15 to the Company’s financial statements to reflect the additional information required by paragraphs 8, 9 and 10 of FASB Statement No. 5. Please note that the Company has also added additional commentary that no amounts have been accrued as payable or receivable as a consequence of the eventual outcomes of the lawsuits as the amounts are not readily determinable.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

      V.    Response to SEC Comment 37

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “M” attached hereto to reflect the inclusion of the definitions of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

      W.    Response to SEC Comment 38

        The Company will be amending and restating the Form 10-KSB in response to this comment as set forth in Exhibit “N” attached hereto with respect to the disclosure of any changes in the Company’s internal controls over financial reporting during the period covered by the Form 10-KSB that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

AMENDMENT NO. 1 TO THE COMPANY’S FORM 10-QSB

      A.    Response to SEC Comment 39

        The Company will be amending and restating the Form 10-QSB in response to this comment to take into account the Commission’s comments numbering 16 through 38 (as applicable) and 40 through 41. For a more detailed discussion, the Company respectfully references the following responses to the Commission’s comments below.

      B.    Response to SEC Comment 40

        The Company will be amending and restating the Form 10-QSB in response to this comment as set forth in Exhibit “O” attached hereto to provide that the Company sold 900,000 shares of its common stock and warrants to purchase up to 900,000 shares of its common stock.

      C.    Response to SEC Comment 41

        The Company will be amending and restating the Form 10-QSB in response to this comment as set forth in Exhibit “P” attached hereto to include revised officer certifications that conform to the format provided in Item 601(b)(31) of Reg. S-B.

        In addition, the Company will be amending and restating the Form 10-QSB in response to this comment as set forth in Exhibit “Q” attached hereto to include the appropriate discussions regarding the effectiveness of the Company’s disclosure controls and procedures and whether there have been any changes in the Company’s internal controls over financial reporting during the period covered by the Form 10-QSB.

Pamela A. Long
Securities and Exchange Commission
June 24, 2005

        The Company is filing via EDGAR its Form S-3 (Amendment No. 1) with the Commission concurrently with the filing of this letter. With respect to the Company’s obligation to file amendments to its Form 10-KSB and its Form 10-QSB, the Company respectfully requests permission to file such amended documents following the resolution with the Commission of the issues discussed hereinabove.

        If you have any further comments regarding this letter, the responses contained herein, the revised Form S-3, or the proposed responses to the Form 10-KSB or Form 10-QSB, please contact directly the attorney for the Company, Deepak Nanda, at (310) 975-7912 with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours,

FLEXIBLE SOLUTIONS INTERNATIONAL, INC.

/s/ Daniel B. O'Brien
Daniel B. O'Brien
President and Chief Executive Officer
cc:	Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Nudrat Salik (via EDGAR only) Marie Trimeloni (via EDGAR only) Paul A. Stewart Andrew B. Serwin Deepak Nanda

EXHIBIT “A”

Item 3. Legal Proceedings

        On May 1, 2003, the Company filed a lawsuit in the Supreme Court of British Columbia, Canada, against John Wells and Equity Trust, S.A. seeking return of 100,000 shares of the Company’s common stock and repayment of a $25,000 loan, which were provided to the defendants for investment banking services consisting of securing a $5 million loan and a $25 million stock offering. Such services were not performed and in the proceeding, the Company seeks return of such shares after defendant’s failure to both return the shares voluntarily and repay the note. On May 7, 2003 the Company obtained an injunction freezing the transfer of the shares. On May 24, 2004 there was a hearing on defendant’s motion to set aside the injunction, which motion was denied by the trial court on May 29, 2004. The proceeding is still in a discovery phase.

        On November 13, 2003, Patrick Grant filed a lawsuit in the Circuit Court of Cook County, Illinois against the Company, WaterSavr Global Solutions Inc. (“WGS”), the wholly-owned subsidiary of the Company, and Daniel B. O’Brien , the Company’s Chief Executive Officer. The plaintiff claims damages for breach of contract, tortious interference with an agreement and various wrongful discharge claims. The plaintiff seeks monetary damages in excess of $1,020,000 for the breach of contract and tortious interference claims and unspecified compensatory and punitive damages in the wrongful discharge claims. The parties completed mandatory mediation ordered by the Circuit Court and will next appear in court for case management, at which time the court will set discovery deadlines. The Company considers the case without merit and is planning to dispute the matter vigorously. In addition, the Company intends to file counterclaims against the plaintiff for failure to repay financial obligations owed to the Company of almost $40,000, as well as unspecified damages arising out of Plaintiff’s disclosure of confidential information to a client during his employment at WGS.

        On July 23, 2004, the Company filed a breach of contract suit in the Circuit Court of Cook County, Illinois against Tatko Biotech Inc. (“Tatko”). The action arises out of a joint product development agreement entered into between the Company and Tatko in which the Company agreed to invest $10,000 toward the product development venture and granted to Tatko 100,000 shares of the Company’s restricted common stock. In return, Tatko granted the Company a five-year option to purchase 20% of Tatko’s outstanding capital stock. Tatko has since refused to collaborate on the agreement and the Company seeks declaratory relief stating that Tatko is not entitled to the 100,000 shares of the Company’s restricted common stock. The litigation is still pending at this time.

        In addition, Tatko filed its own suit on September 24, 2004 in the Circuit Court of Cook County, Illinois seeking declaratory relief of its entitlement to the Company’s restricted common stock. On May 23, 2005, the Tatko suit was dismissed with prejudice by the District Court.

        On May 28, 2004, Sunsolar Energy Technologies Inc. (“SET”), filed a lawsuit in the Federal Court of Canada, against the Company, Flexible Solutions, Ltd., the Company’s wholly-owned subsidiary (“FSL”), and Mr. O’Brien. SET is seeking: (a) a declaration that the trademark “Tropical Fish” is available for use by SET; (b) injunctive relief against further use of the “Tropical Fish” trademark by the Company; and (c) monetary damages exceeding $7,000,000 for the alleged infringement by the Company, FSL and Mr. O’Brien of the “Tropical Fish” trademark, as well as any other “confusingly similar trademarks” or proprietary trade dresses. On August 9, 2004, the Company, FSL and Mr. O’Brien filed their defense and filed a counterclaim against SET. The counterclaim seeks: (x) injunctive relief against further use of the “Tropical Fish” trademark by SET; (y) a declaration that the “Tropical Fish” trademark is owned by the Company, or, in the alternative, is not distinctive and should be struck from the trademark registry; and (z) monetary damages exceeding $50,000. The parties have completed documentary discovery, and examinations for discovery of all parties have been scheduled for July 2005.

A-1

EXHIBIT “B”

Equity Compensation Plan Information

        The following table contains certain information relating to outstanding options to purchase the Company’s common stock granted pursuant to individual compensation arrangements as of December 31, 2004, the Company’s most recently completed fiscal year.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans
Approved by security holders (1):	--	--	Not Applicable
Equity compensation plans not
Approved by security holders (2):	1,241,740	$ 3.31	Not Applicable

Total	1,241,740	$ 3.31	Not Applicable

(1)     The Company has not granted any shares to purchase its common stock pursuant to equity compensation plans that have been approved by its shareholders.

(2)    (a)       Consists of non-qualified options to purchase the Company’s common stock that have been granted pursuant to individual compensation arrangements and not pursuant to any equity compensation plan. All of the grants made during the Company’s fiscal year are submitted for shareholder approval at such fiscal year’s annual shareholder meeting and, to date, the Company’s shareholders have approved all of the grants.

        (b)        If the grantee is an employee, and if he or she ceases to be employed by the Company, the grantee may, during the 30-day period following termination of employment, exercise the option to the extent that the option was exercisable on the date of termination. In the case of death or disability, the grantee (or his or her administrator) has 12 months from the date of death or disability to exercise the option to the extent that the option was exercisable on the date of death or disability.

        (c)        The options are subject to adjustment by reason of a recapitalization, reclassification, stock split, combination of shares, dividend or other distribution payable in capital stock. Upon a merger, liquidation, dissolution or other consolidation of the Company, the Company shall provide each grantee with one-months’ prior written notice informing the grantee that he or she may exercise the option in full (to the extent it has not been previously exercised) within such one-month period. Following such date, the options shall be terminated.

        (d)        The options may not be transferred, assigned, pledged or hypothecated in any way (except by will or the laws of descent) and are not subject to execution, attachment or similar process.

B-1

    (e)        All of the options granted have terms of between one and six years from and after the date of grant and reflect exercise prices equal to the fair market value of a share of the Company’s common stock as determined by the Company’s board of directors on the date of grant thereof. As set forth below, all of the options contain vesting provisions pursuant to which the options are 100% exercisable within a determinable number of months from and after the date of grant:

Options 100% Exercisable Within 12 Months From and After the Date of Grant	Options 100% Exercisable Within 24 Months From and After the Date of Grant	Options 100% Exercisable Within 48 Months From and After the Date of Grant	Options 100% Exercisable Within 60 Months From and After the Date of Grant
A. Options: 250,000	A. Options: 5,000	A. Options: 50,000	A. Options: 50,000
Grant Date: 12.01.01	Grant Date: 4.10.02	Grant Date: 9.2.04	Grant Date: 9.2.04
Vest Date: 12.01.01	Vest Date: 12.31.03	Vest Date: 9.2.07	Vest Date: 9.2.09

B. Options: 163,000	B. Options: 10,000	B. Options: 21,740
Grant Date: 12.31.02	Grant Date: 4.23.03	Grant Date: 2.1.04
Vest Date: 12.31.03	Vest Date: 12.31.04	Vest Date: 2.1.08

C. Options: 50,000	C. Options: 50,000	C. Options: 10,000
Grant Date: 2.16.03	Grant Date: 9.2.04	Grant Date: 11.26.03
Vest Date: 12.31.03	Vest Date: 9.2.06	Vest Date: 12.31.05

D. Options: 10,000	D. Options: 164,000	D. Options: 50,000
Grant Date: 4.23.03	Grant Date: 11.26.03	Grant Date: 9.2.04
Vest Date: 12.31.03	Vest Date: 12.31.04	Vest Date: 9.2.08

E. Options: 5,000	E. Options: 221,000
Grant Date: 5.26.03	Grant Date: 11.26.04
Vest Date: 12.31.03	Vest Date: 12.31.05

F. Options: 2,000
Grant Date: 9.18.03
Vest Date: 9.18.03

G. Options: 8,000
Grant Date: 3.15.04
Vest Date: 12.31.04

H. Options: 12,000
Grant Date: 4.2.04
Vest Date: 12.31.04

I. Options: 20,000
Grant Date: 5.21.04
Vest Date: 12.31.04

J. Options: 25,000
Grant Date: 5.24.04
Vest Date: 12.31.04

K. Options: 10,000
Grant Date: 6.14.04
Vest Date: 6.30.04

L. Options: 50,000
Grant Date: 9.2.04
Vest Date: 9.2.05

M. Options: 5,000
Grant Date: 9.24.04
Vest Date: 12.31.04

B-2

EXHIBIT “C”

Results of Operations

        Separate financial data for each of the Company’s operating segments is provided below. Segment Gross Profit Margin is defined in the discussion below. The Company evaluates the performance of the Company’s operating segments based on the following:

	December 31,
	2004	2003		2002		% Change 2004-2003		% Change 2003-2002
Sales
Energy Segment	$1,015,018	$2,321,120		$1,112,192		(56%)		109%
Polymer Segment	2,377,919	--	*	--	*	--	*	--	*

Consolidated	3,392,937	2,321,120		1,112,192

Gross Profit Margin
Energy Segment	502,121	958,056		530,770		(48%)		81%
Polymer Segment	1,559,741	--	*	--	*	--	*	--	*

Consolidated	2,061,862	958,056		530,770

SG&A
Energy Segment	2,029,340	(816,054)		3,701,899		349%		(122%)
Polymer Segment	1,291,825	--	*	--	*	--	*	--	*

Consolidated	3,321,165	(816,054)		3,701,899

Interest Income
Energy Segment	34,258	203,310		67,228		(83%)		202%
Polymer Segment	0	--	*	--	*	--	*	--	*

Consolidated	34,258	203,310		67,228

Write Down of Investments
Energy Segment	32,500	0		0		0		0
Polymer Segment	0	--	*	--	*	--	*	--	*

Consolidated	32,500	0		0

Net Income (Loss)	$1,257,545	$2,003,312		$(3,082,445)		(37%)		165%

* Polymer segment data is not available as indicated. The Company's polymer segment was formed after the acquisition of certain assets of the Donlar Corporation in June 2004.

Year Ended December 31, 2004 and 2003

        Sales for the year ended December 31, 2004 were $3,392,937, compared to $2,321,120 for the year ended December 31, 2003, an increase of $1,071,817, or 46%. The increase in sales was primarily attributable to the new revenue provided by the Company’s wholly-owned subsidiary, NanoChem Solutions Inc., which was formed as the corporate entity used to acquire certain assets from the bankruptcy estate of the Donlar Corporation.

        The Company’s Energy segment had sales of $1,015,018 for the year ended December 31, 2004, compared to $2,321,120 for the year ended December 31, 2003, a decrease of 56%. This decrease is primarily the result of substantial “Tropical Fish” product still in the market, which product is being sold by the Company’s discontinued distributor, Sunsolar Technologies, and the Company’s brand building efforts in connection with its ECO$AVR® product line. The Company expects revenue in this segment to increase in 2005 as brand recognition of its ECO$AVR® product line continues to grow and the Company’s marketing efforts of its WATER$AVR® product line begin to produce increased sales. The Company’s Polymer segment achieved sales of $2,377,919 for the year ended December 31, 2004. There is no comparable data from the Polymer segment for the year ended December 31, 2003, because the Company’s polymer segment was formed after the acquisition of certain assets of the Donlar Corporation in June 2004.

        The Company had a loss of $1,257,545, or $0.11 per share, compared to earnings of $2,003,312 in fiscal 2003. The three largest contributing factors to the loss were:

-	The brand building, marketing and extra staffing costs in connection with sales of the Company’s ECO$AVR® product incurred throughout the year that were not reflected in sales because there was still substantial “Tropical Fish” product with dealers that had been sold by the Company’s discontinued distributor, Sunsolar Technologies. Management believes that very little old product is on shelves and that costs and revenue for the ECO$AVR® product will be better balanced in 2005.

-	All divisions maintained or increased sales and marketing costs in the fourth quarter in order to increase the probability of sales increases in all of fiscal 2005. The extra costs were considered to be necessary to position the Company for future growth.

-	Litigation costs became significant in fiscal 2004 compared to fiscal 2003 as a result of the need to protect the Company’s assets from lawsuits. The Company believes the costs are manageable and will make every effort to reduce these costs going forward without adversely affecting shareholder value.

        The Company’s overall gross profit margin on product sales increased to 60.8% in the year ended December 31, 2004, up from 41.3% in the year ended December 31, 2003. This increase in gross margin was primarily due to the addition of the Company’s Polymer segment, which achieved a gross profit margin of 65.6%. The Company’s Energy segment achieved a gross profit margin of 49.5%, which is an increase of 8.2% over fiscal 2003.

        Gross profit margin represents sales less cost of sales and producing. The major categories of costs included in cost of sales and producing are cost of goods, distribution costs, and costs of the Company’s buying department. Distribution costs consist of all warehouse receiving and inspection costs, warehousing costs, all transportation costs associated with shipping goods from the Company’s facilities to its customers, and other costs of distribution. The Company does not exclude any portion of distribution costs from cost of sales. The Company’s gross margins may not be comparable to those of other entities because some entities include all of the costs related to their overhead in cost of sales, as compared to the Company, which excludes a portion of cost of sales from gross profit and instead includes such costs as a line item in operating expenses.

        The Company realized a net recovery on its operating expenses in fiscal 2003 of $816,054, which was in part due to the cancellation of certain stock options described in more detail elsewhere herein. The Company cancelled over 2 million stock options to consultants, resulting in a non-cash expense recovery of $2,282,282 in the year ended December 31, 2003. For the year ended December 31, 2004, there was an increase in sales and marketing costs in connection with the Company’s WATER$AVR® product, which was reflected in increased wages, office, rent, telephone and travel expenses. The Company incurred higher professional fees in the year ended December 31, 2004 primarily due to increased legal and accounting expenses and increased consultant expenses resulting from the cost of integrating the functions and sales of the Company’s NanoChem subsidiary as quickly as possible. Depreciation expense was $388,071 for the year end December 31, 2004, compared to $37,714 for the year ended December 31, 2003, reflecting depreciation for additional property and equipment added in 2004.

        The Company’s Energy segment generated $2,209,340 in operating expenses in the year ended December 31, 2004, an increase of 349% over the same 2003 period. The increase is primarily attributable to the Company’s extraordinary stock option recovery in the year ended December 31, 2003. The Company’s Polymer segment incurred $1,291,825 in operating expenses in the year ended December 31, 2004.

        There was no income tax provision for the year ended December 31, 2004, as no tax installment payments were made during the year, as compared against an income tax benefit of $25,892 in the year ended December 31, 2003.

        The Company’s Energy segment reported interest income of $34,258 in fiscal 2004, compared to $203,310 in fiscal 2003, a decrease of approximately 83% from fiscal 2003. This decrease in interest income is due to the Company’s use of capital to purchase assets and develop its business.

        The Company reported a net loss of $1,257,545 for the year ended December 31, 2004, compared to net income of $2,003,312 for the year ended December 31, 2003.

        With the addition of the assets acquired from the Donlar Corporation, the Company became a much larger company with commensurate increases in most expense segments. However, the Company was able to reduce certain expenses such as travel costs ($132,632 in fiscal 2004, compared to $150,116 in fiscal 2003) and telecommunications costs ($41,895 in fiscal 2004, compared to $41,445 in fiscal 2003 despite adding three new locations) as a result of more careful cost control in the Company’s WaterSavr Global Solutions Inc. subsidiary.

Year ended December 31, 2003 and 2002

        The discussion in this section does not include a comparison of Polymer segment data for this period. The Company’s Polymer segment was formed after the acquisition of certain assets of the Donlar Corporation in June 2004.

        The Company’s Energy segment sales for the year ended December 31, 2003 were $2,321,120, compared to $1,112,192 for the year ended December 31, 2002, an increase of $1,208,928, or 109%. The increase in sales was primarily attributable to increased sales in the Company’s residential swimming pool products, increased sales in the Company’s commercial pool division and initial sales of the Company’s WATER$AVR® product. In addition, the Company increased the price of its residential pool product by 12.5% in third quarter of the year ended December 31, 2003.

        The Company’s overall Energy segment gross profit margin on product sales decreased to 41.3% in the year ended December 31, 2003, as compared against 47.7% in the year ended December 31, 2002. This decrease is primarily a result of higher costs for employees, travel and product awareness efforts at the Company’s WaterSavr Global Solutions Inc. subsidiary. There were also extra costs related to the labor and material inputs for the Company’s swimming pool products as a result of the significant rise of the Canadian dollar versus the U.S. dollar. For more information regarding this result, see Note 2(e) to the Company’s Notes to Consolidated Financial Statements, Foreign Currency.

        The Company realized a net recovery on its operating expenses for the year ended December 31, 2003 of $816,054, compared to an expense of $3,701,899 for the year ended December 31, 2002. The primary reason for the difference is because the Company cancelled over 2 million stock options to consultants which resulted in a non-cash expense recovery of $2,282,282 in fiscal 2003. In the year ended December 31, 2003, the Company also increased sales and marketing costs in connection with its WATER$AVR® product and this was reflected in increased wages, office, rent, telephone and travel expenses. The Company incurred higher professional fees in the fiscal 2002 period primarily due to increased legal and accounting expenses and increased consultant expenses arising from the Company’s efforts to increase sales of its WATER$AVR® product in countries other than the United States. Depreciation expense was $37,712 for the year ended December 31, 2003, compared to $24,683 for the year ended December 31, 2002, reflecting depreciation for additional property and equipment added in fiscal 2003. The Company’s expenses to increase investor awareness were significantly more than in fiscal 2002 and this resulted in an increase in investor relations and transfer agent fees in fiscal 2003. The Company also had credit of $31,955 in fiscal 2003 for currency exchange, as compared against an expense of $19,180 from such item in fiscal 2002. For more information regarding this result, see Note 2(e) to the Company’s Notes to Consolidated Financial Statements, Foreign Currency.

        The Company’s income tax provision for the year ended December 31, 2003 reflected a benefit of $25,892, which was little changed from an income tax benefit of $21,456 for the year ended December 31, 2002. The Company had interest income of $203,310 in the year ended December 31, 2003, as compared to interest income of $67,288 in the year ended December 31, 2002, an increase of 202%. The Company reported net income of $2,003,316 in the year ended December 31, 2003, compared to a net loss of $3,082,445 in the year ended December 31, 2002.

        Comparative segment data is not available for the years ended December 31, 2003 and 2002, as the Company operated in only one reporting segment during these periods.

EXHIBIT “D”

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2004 and 2003
(U.S. Dollars)

	Shares	Par Value	Captial in Excess of Par Value	Share Subscription Receivable	Accumulated Deficiency	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance December 31, 2002	11,570,916	$11,570	$9,328,648	$(16,217)	$(3,100,974)	$(21,354)	$6,201,673

Translation adjustment	--	--	--	--	--	24,377	24,377
Net Income	--	--	--	--	2,003,312	--	2,003,312

Comprehensive Income							2,027,689

Shares Issued
Exercise of stock options	124,000	124	64,695	--	--	--	64,819
For investment	100,000	100	270,900	--	--	--	271,000
Payment of subscription receivable	--	--	--	16,217	--	--	16,217
Stock option compensation reversal	--	--	(2,357,630)	--	--	--	(2,357,630)

Balance December 31, 2003	11,794,916	11,794	7,306,613	--	(1,097,662)	3,023	6,223,768

Translation adjustment	--	--	--	--	--	97,156	97,156
Net Loss	--	--	--	--	(1,257,545)	--	(1,257,545)

Comprehensive Income (Loss)							(1,160,389)

Shares Issued
Exercise of stock options	37,000	38	57,463	--	--	--	57,501
Stock option compensation	--	--	299,345	--	--	--	299,345

Balance December 31, 2004	11,831,916	$11,832	$7,663,421	$--	$(2,355,207)	$100,179	$5,420,225

D-1

EXHIBIT “E”

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2004 and 2003
U.S. Dollars)

	Year Ended December 31
	2004	2003
Operating activities
Net income (loss)	$(1,257,545)	$2,003,312
Stock compensation expense	299,345	(2,357,630)
Depreciation	388,071	37,712
Write down of investments	32,500	--

	(537,629)	(316,606)
Changes in non-cash working capital items:
(Increase) Decrease in accounts receivable	(207,134)	(239,016)
(Increase) Decrease in inventory	(76,845)	(9,108)
(Increase) Decrease in prepaid expenses	(95,179)	51,220
Increase (Decrease) in accounts payable	92,487	104,497
Increase (Decrease) in Income taxes	(6,720)	31,771
Increase (Decrease) in amounts due to shareholders	(7,700)	7,700

Cash (used in) operating activities	(838,720)	(369,542)

Investing activities
Short-term investments	4,474,397	28,658
Loan receivable	(20,985)	(7,503)
Purchase of equipment	(132,909)	(76,735)
Acquisition of Donlar assets	(6,464,724)	--

Cash provided by (used in) investing activities	(2,144,221)	(55,580)

Financing activities
Subscriptions received	--	16,217
Short term debt	3,150,000	--
Proceeds from issuance of common stock	57,500	64,819

Cash provided by financing activities	3,207,500	81,036

Effect of exchange rate changes on cash	97,156	24,377

Inflow (outflow) of cash	321,715	(319,709)
Cash and cash equivalents, beginning	237,080	556,789

Cash and cash equivalents, ending	$558,795	$237,080

Supplemental disclosure of cash flow information:
Income taxes	$--	$60,351

E-1

EXHIBIT “F”

Note 1—Basis of Presentation

        These consolidated financial statements include the accounts of Flexible Solutions International, Inc., and its wholly-owned subsidiaries Flexible Solutions Ltd., NanoChem Solutions Inc. and WaterSavr Global Solutions Inc. All intercompany balances and transactions have been eliminated. The parent company was incorporated May 12, 1998 in the State of Nevada and had no operations until June 30, 1998 as described below.

        On June 30, 1998, the Company completed the acquisition of 100% of the shares of Flexible Solutions Ltd. The acquisition was effected through the issuance of 7,000,000 shares of common stock by the Company, with former shareholders of the subsidiary receiving 100% of the total shares then issued and outstanding. The transaction has been accounted for as a reverse-takeover.

        Flexible Solutions Ltd. is accounted for as the acquiring party and the surviving entity. As Flexible Solutions Ltd. is the accounting survivor, the consolidated financial statements presented for all periods are those of Flexible Solutions Ltd. The shares issued by Flexible Solutions International, Inc. pursuant to the 1998 acquisition have been accounted for as if those shares had been issued upon the organization of Flexible Solutions Ltd.

        On May 2, 2002, the Company established WaterSavr Global Solutions Inc. as its wholly-owned subsidiary through the issuance of 100 shares of common stock from WaterSavr Global Solutions Inc. to the Company.

        Pursuant to an asset purchase agreement dated May 26, 2004, the Company acquired the assets of Donlar Corporation on June 9, 2004 and created a new company, NanoChem Solutions Inc., as the operating entity for such assets.

        The purchase price of the transaction was $6,150,000, with consideration consisting of a combination of cash and debt. Under the asset purchase agreement and as part of the consideration, the Company issued a promissory note to Tennessee Farmers Life Insurance Company, Donlar’s largest creditor, bearing interest at 4% to satisfy $3,150,000 of the purchase price. This note is due June 2, 2005 and all of the former Donlar assets have been pledged as security.

        The following table summarizes the estimated fair value of the assets acquired at the date of the acquisition:

Current assets	$1,126,805
Property and equipment	5,023,195

6,150,000

Acquisition costs assigned to property and equipment	314,724

Total assets acquired	$6,464,724

F-1

        The acquisition costs assigned to property and equipment are all direct costs incurred by the Company to purchase the assets. These costs include due diligence fees paid to outside parties investigating and identifying the assets, legal costs directly attributable to the purchase of the assets, plus applicable transfer taxes. These costs have been assigned to the individual assets based on their proportional fair values and will be amortized based on the rates associated with the related assets.

F-2

EXHIBIT “G”

Note 2—Significant Accounting Policies

(b)     Inventory and Cost of Sales.

        Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Cost of sales includes all expenditures incurred in bringing the goods to the point of sale. Inventorial costs and costs of sales include direct costs of the raw material, inbound freight charges, warehousing costs, handling costs (receiving and purchasing) and utilities and overhead expenses related to the Company’s manufacturing and processing facilities.

G-1

EXHIBIT “H”

Note 2—Significant Accounting Policies

(f)     Revenue Recognition.

        Revenue from product sales is recognized at the time the product is shipped since title and risk of loss is transferred to the purchaser upon delivery to the carrier. Shipments are made F.O.B. shipping point. The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, collectibility is reasonably assured, and there are no significant remaining performance obligations. When significant post-delivery obligations exist, revenue is deferred until such obligations are fulfilled.

        Provisions are made at the time the related revenue is recognized for estimated product returns. Since the Company’s inception, product returns have been insignificant; therefore no provision has been established for estimated product returns.

H-1

EXHIBIT “I”

Note 2—Significant Accounting Policies

(h)     Stock-Based Compensation.

        The Company applies the fair value based method of accounting prescribed by the Statement of Financial Accounting Standards (“SFAS”) No. 123 in accounting for stock issued in exchange for services to consultants and non-employees.

        SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based compensation plans to employees at fair value. The Company has chosen to account for stock-based compensation to employees and directors using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options for employees is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee is required to pay for the stock.

        The Company adopts the disclosure provisions of SFAS No. 123 for stock options granted to employees and directors. The Company discloses on a supplemental basis, the pro-forma effect of accounting for stock options awarded to employees and directors, as if the fair value based method had been applied, using the Black-Scholes model.

I-1

EXHIBIT “J”

Note 2—Significant Accounting Policies

(m)     Recent Accounting Pronouncements.

    (i)        In June 2001, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 142, Goodwill and Other Intangible Assets. Under FAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed at least annually for impairment. The amortization provisions of FAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the company adopted FAS No. 142 effective January 1, 2002. Application of the non-amortization provisions of FAS No. 142 for goodwill did not have any impact on the Company’s financial reporting.

    (ii)        In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and develops a single accounting model, based on the framework established in FAS No. 121, for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. FAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The standard was adopted on January 1, 2002 and did not have any impact on the Company’s consolidated financial statements.

    (iii)        In November 2001, the FASB issued Emerging Issues Task Force Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out of Pocket” Expenses Incurred. This guidance requires companies to recognize the recovery of reimbursable expenses such as travel costs on service contracts as revenue. These costs are not to be netted as a reduction of cost. This guidance was implemented on January 1, 2002. The Company does not expect this guidance to have a material impact on the Company’s consolidated financial statements.

    (iv)        In December 2004, the FASB issued revised SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, which superseded Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. This statement, which requires the cost of all share-based payment transactions to be recognized in an entity’s financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. The statement applies to all awards granted, modified, repurchased or cancelled after July 1, 2005, and unvested portions of previously issued and outstanding awards. The Company is currently evaluating the impact of adopting this statement.

    (v)        In November 2004, the FASB issued SFAS No. 151, Inventory Costs – an Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), and also requires that the allocation of fixed production overhead be based on the normal capacity of an entity’s production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of adopting this statement.

J-1

EXHIBIT “K”

Note 13—Segmented, Significant Customer Information and Economic Dependency

        The Company operates in two segments: (a) energy and water conservation products (as shown under the column heading “EWCP” below), and (b) biodegradable polymers and chemical additives (as shown under the column heading “BPCA” below), as summarized below:

    (a)        The first line consists of a liquid swimming pool blanket which saves energy and water by restricting evaporation from the pool surface. The second line consists of a food safe powdered form of the active ingredient within the liquid blanket and is designed to be used in still or slow moving drinking water sources.

    (b)        Biodegradable polymers are used within the petroleum, chemical, utility and mining industries to prevent corrosion and scaling in water piping. Chemical additives are manufactured for use in laundry and dish detergents, as well as in products to reduce levels of insecticides, herbicides and fungicides.

        The accounting policies of the segments are the same as those described in Note 2 to the Company’s consolidated financial statements, Significant Accounting Policies. The Company evaluates performance based on profit or loss from operations before income taxes, not including nonrecurring gains and losses and foreign exchange gains and losses.

        The Company’s reportable segments are strategic business units that offer different, but synergistic products and services. They are managed separately because each business requires different technology and marketing strategies.

	EWCP	BPCA	Total
Revenue	$ 1,015,018	$2,377,919	$ 3,392,937
Interest revenue	34,258	--	34,258
Interest expense	341	68,043	68,384
Depreciation and amortization	47,103	340,968	388,071
Segment profit (loss)	(1,525,461)	267,916	(1,257,545)
Segment assets	235,785	5,014,561	5,250,346
Expenditures for segment assets	130,744	2,165	132,909

        There is no segment data for fiscal 2003 as our additional segment was added in June 2004.

K-1

        The sales generated in the United States of America and Canada are as follows:

	2004	2003
Canada	$ 712,517	$1,671,206
United States and abroad	2,680,420	649,914

Total	$3,392,937	$2,321,120

        The long-lived assets are located in Canada and the United States as follows:

	2004	2003
Canada	$ 238,807	$167,589
United States	5,011,539	--

Total	$5,250,346	$167,589

K-2

EXHIBIT “L”

Note 15—Contingencies

        On May 1, 2003, the Company filed a lawsuit in the Supreme Court of British Columbia, Canada, against John Wells and Equity Trust, S.A. seeking return of 100,000 shares of the Company’s common stock and repayment of a $25,000 loan, which were provided to defendants for investment banking services consisting of securing a $5 million loan and a $25 million stock offering. Such services were not performed and in the proceeding, the Company seeks return of such shares after defendant’s failure to both return the shares voluntarily and repay the note. On May 7, 2003 the Company obtained an injunction freezing the transfer of the shares. On May 24, 2004 there was a hearing on defendant’s motion to set aside the injunction, which motion was denied by the trial court on May 29, 2004. The proceeding is still in a discovery phase. On the date of issuance, the share transaction was recorded as shares issued for services at fair market value, a value of $0.80 per share. No amounts have been recorded as receivable in the Company’s consolidated financial statements as the outcome of this claim is determinable.

        On November 13, 2003, Patrick Grant filed a lawsuit in the Circuit Court of Cook County, Illinois against the Company, WaterSavr Global Solutions Inc. (“WGS”), the wholly-owned subsidiary of the Company, and Daniel B. O’Brien , the Company’s Chief Executive Officer. The plaintiff claims damages for breach of contract, tortious interference with an agreement and various wrongful discharge claims. The plaintiff seeks monetary damages in excess of $1,020,000 for the breach of contract and tortious interference claims and unspecified compensatory and punitive damages in the wrongful discharge claims. The parties completed mandatory mediation ordered by the Circuit Court and will next appear in court for case management, at which time the court will set discovery deadlines. The Company considers the case without merit and is planning to dispute the matter vigorously. In addition, the Company intends to file counterclaims against the plaintiff for failure to repay financial obligations owed to the Company of almost $40,000, as well as unspecified damages arising out of Plaintiff’s disclosure of confidential information to a client during his employment at WGS. No amounts have been recorded as receivable in the Company’s consolidated financial statements as the outcome of the claim filed by Mr. Grant is not determinable.

        On May 28, 2004, Sunsolar Energy Technologies Inc. (“SET”), filed a lawsuit in the Federal Court of Canada, against the Company, Flexible Solutions, Ltd., the Company’s wholly-owned subsidiary (“FSL”), and Mr. O’Brien. SET is seeking: (a) a declaration that the trademark “Tropical Fish” is available for use by SET; (b) injunctive relief against further use of the “Tropical Fish” trademark by the Company; and (c) monetary damages exceeding $7,000,000 for the alleged infringement by the Company, FSL and Mr. O’Brien of the “Tropical Fish” trademark, as well as any other “confusingly similar trademarks” or proprietary trade dresses. On August 9, 2004, the Company, FSL and Mr. O’Brien filed their defense and filed a counterclaim against SET. The counterclaim seeks: (x) injunctive relief against further use of the “Tropical Fish” trademark by SET; (y) a declaration that the “Tropical Fish” trademark is owned by the Company, or, in the alternative, is not distinctive and should be struck from the trademark registry; and (z) monetary damages exceeding $50,000. The parties have completed documentary discovery, and examinations for discovery of all parties have been scheduled for July 2005. No amounts have been recorded as receivable in the Company’s consolidated financial statements as the outcome of this claim is not determinable.

L-1

        On July 23, 2004, the Company filed a breach of contract suit in the Circuit Court of Cook County, Illinois against Tatko Biotech Inc. (“Tatko”). The action arises out of a joint product development agreement entered into between the Company and Tatko in which the Company agreed to invest $10,000 toward the product development venture and granted to Tatko 100,000 shares of the Company’s restricted common stock. In return, Tatko granted the Company a five-year option to purchase 20% of Tatko’s outstanding capital stock. Tatko has since refused to collaborate on the agreement and the Company seeks declaratory relief stating that Tatko is not entitled to the 100,000 shares of the Company’s restricted common stock. The litigation is still pending at this time.

        In addition, Tatko filed its own suit on September 24, 2004 in the Circuit Court of Cook County, Illinois seeking declaratory relief of its entitlement to the Company’s restricted common stock. On May 23, 2005, the Tatko suit was dismissed with prejudice by the District Court.

        No amounts have been recorded as receivable in the Company’s consolidated financial statements as the outcome of the claim against Tatko is not determinable.

L-2

EXHIBIT “M”

Item 8A. Controls And Procedures.

         Disclosure Controls and Procedures.

        We carried out an evaluation, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the year covered by this Annual Report on Form 10-KSB. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) that is required to be included in our periodic reports.

        Changes in Internal Control Over Financial Reporting.

        There was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-KSB that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 8B. Other Information.

         None.

M-1

EXHIBIT “N”

        Pursuant to our discussions with the Commission, the Company will re-file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, amended and restated where applicable in accordance with the Commission’s comments numbering 16 through 38 and 40 through 41.

N-1

EXHIBIT “O”

Subsequent Events

        On April 14, 2005, the Company announced that it had raised $3.375 million pursuant to a private placement of up to 1,800,000 shares of its common stock. The investors collectively purchased 900,000 shares of the Company’s common stock at a per share purchase price of $3.75, together with warrants to purchase up to 900,000 additional shares of the Company’s common stock. The warrants have a four-year term and are immediately exercisable at a price of $4.50 per share. The purpose of the transaction was to provide sufficient working capital for the Company to retire the debt remaining from its acquisition of certain assets from Donlar Corporation in June 2004.

O-1

EXHIBIT “P”

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT AND RULE 13A-14(A)
OR 15D-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934

        I, Daniel B. O’Brien, certify that:

    1.     I have reviewed this Quarterly Report on Form 10-QSB (Amendment No. 1) of Flexible Solutions International, Inc. for the quarter ended March 31, 2005;

    2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

    3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

    4.     The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

    (a)        designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)        evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c)        disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

    5.    The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

    (a)        all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: _______________, 2005

/s/
Daniel B. O’Brien
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT AND RULE 13A-14(A)
OR 15D-14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934

        I, Fred J. Kupel, certify that:

        1.     I have reviewed this Quarterly Report on Form 10-QSB (Amendment No. 1) of Flexible Solutions International, Inc. for the quarter ended March 31, 2005;

        2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

        4.     The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

    (a)        designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)        evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c)        disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

        5.     The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

    (a)        all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:_______________________, 2005

/s/
Fred J. Kupel
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Executive Officer of Flexible Solutions International, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-QSB (Amendment No. 1) of the Company for the quarter ended March 31, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: _________________________, 2005

/s/
Daniel B. O’Brien
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATE OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Chief Financial Officer of Flexible Solutions International, Inc. (the “Company”), hereby certify that, to the best of my knowledge, the Quarterly Report on Form 10-QSB (Amendment No. 1) of the Company for the quarter ended March 31, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:_______________________, 2005

/s/
Fred J. Kupel
Chief Financial Officer

EXHIBIT “Q”

Item 3. Controls And Procedures.

         Disclosure Controls and Procedures.

        We carried out an evaluation, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the year covered by this Quarterly Report on Form 10-QSB. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) that is required to be included in our periodic reports.

        Changes in Internal Control Over Financial Reporting.

        There was no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 10-QSB that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Q-1